UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Mugatunes Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 11, 2015

Physical address of issuer
357 Commercial Street, # 321, Boston, MA 02109

Website of issuer
www.mugatunes.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$27,390.60	$1,957.49
Cash & Cash Equivalents	$27,390.60	$1,957.49
Accounts Receivable	$4,000.00	$1,000.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$16,593.30	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

April 23, 2019

FORM C-AR

Mugatunes Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mugatunes Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.mugatunes.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mugatunes Inc. (the "Company") is a Delaware Corporation, formed on February 11, 2015. The Company is currently also conducting business under the name of Mugatunes.

The Company is located at 357 Commercial Street, # 321, Boston, MA 02109.

The Company's website is www.mugatunes.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Mugatunes is a music sharing & curation platform. All content is user-generated by a community of 'Tastemakers'. Music enthusiasts apply to become Tastemakers. Once accepted as a Tastemaker, they blog about new songs, create playlists and write articles. We have had 400+ tastemakers contribute 200+ pieces of original content each month. The Problem: 1) Music enthusiasts, Disk Jockeys, Music Curators and Tastemakers do not have a platform to share or discuss new music discoveries. 2) Music fans are not satisfied with curation services available (top 40 radio, Pandora bots, recommendation algorithms). We give music enthusiasts a stage to share great new music, where there's an audience eager to find it. It is music curation from recommendations you can trust. No bots. No Algorithms. #NoShittyMusic We currently operate a digital agency business model. We offer digital advertising (native ads, campaigns) and marketing services (graphic design, web design, videography, etc.) to artists and brands. We also are beginning to sell merchandise. This offering is to expand team, scale user base, build out mobile application, and other marketing expenditures.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the appropriate personnel who have neccessary experience.

6

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on its current CEO, Drew Meagher, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. If Drew Meagher dies or becomse disabled, the Company will not receive any compensation to assist with the company in transitional operations of the company to new personal. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products & services is highly competitive.

Our competitors include major media and music companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved music-curation-products and thus may be better equipped than us to develop and commercialize the music discovery & curation space. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Company intends for the proceeds of this Offering to contribute to the Company's ability to acquire appropriate technical talent, failure to raise sufficient funds may hurt the Company's future prospects.

We are subject to rapid technological change and dependence on new product development.

The music industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are some risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the abilities of the founders, board of directors, key employees, and team as a whole.

In particular, the Company is dependent on Andrew Meagher who is CEO of the Company, respectively. The loss of Andrew Meagher or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We depend on third-party audible content providers Soundcloud & Youtube. If Soundcloud or Youtube were to dissolve, we'd be required to quickly change our tech to accept alternative streaming sources (Bandcamp, Audiomack, Spotify, fanburst, etc.).

If outsourcing services are interrupted or the performance is poor, this could impact our user's experience. Such interruptions could result in our inability to meet customer expectations, damage our reputation and customer relationships and adversely affect our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute music curation and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iii) new laws and regulations that prohibit or restrict certain types of advertisements; and (iv) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in the monthly reach of our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek other advertising services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
While Mugatunes as a publication has existed since 2017, the current platform/product was launched in April of 2015. Accordingly, we have little history upon which and evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. You should consider the Company's business operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Mugatunes is a music sharing & curation platform. All content is user-generated by a community of 'Tastemakers'. Music enthusiasts apply to become Tastemakers. Once accepted as a Tastemaker, they blog about new songs, create playlists and write articles. We have had 400+ tastemakers contribute 200+ pieces of original content each month. The Problem: 1) Music enthusiasts, Disk Jockeys, Music Curators and Tastemakers do not have a platform to share or discuss new music discoveries. 2) Music fans are not satisfied with curation services available (top 40 radio, Pandora bots, recommendation algorithms). We give music enthusiasts a stage to share great new music, where there's an audience eager to find it. It is music curation from recommendations you can trust. No bots. No Algorithms. #NoShittyMusic We currently operate a digital agency business model. We offer digital advertising (native ads, campaigns) and marketing services (graphic design, web design, videography, etc.) to artists and brands. We also are beginning to sell merchandise. This offering is to expand team, scale user base, build out mobile application, and other marketing expenditures.

Business Plan

Mugatunes is a music curation and discovery platform. It is a hybrid between curation services like Hype Machine, and publications like Pitchfork. The content is 100% user generated and comes in the form of new songs, custom playlists, and articles on the industry. Users must apply to become curators and are highly vetted. To date we've had 400+ curators, who we call 'Tastemakers'. It is often described as Medium for music. We'll monetize the platform with a media publication/agency business model. Current revenue comes from multi-faceted digital advertising campaigns, as well as marketing services for artists and brands (song submissions, featured posts, branding, web design, social media management). Our advertising revenue directly correlates with our platform's total reach, and our agency revenue is highly dependent on our client lead generation. As our user base grows we'll continue to add features that make the platform a more social experience. We'll organically develop the first social media platform around music sharing/discovery. We'll experiment with freemium models as well as sell data on our users.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Music Curation/Discovery/Streaming platform	Platform solves two problems: 1) Provides the most passionate music fans a place to share and discuss new music. 2) Provides all music fans a seamless way to discover, listen and save new music & playlists. Curated 100% by humans - no bots or algorithms.	Current reach is 200,000/month. Market potential is all music fans. 180,000,000 music streaming users in 2018 https://www.statista.com/statistics/669113/number-music-streaming-subscribers/
Digital Advertising	Campaigns & Native Advertising	We'll be executing our second ad-campaign in February 2018. Brands trying to reach our audience + bridge their story with music. $204,000,000,000 Digital Ad spend in 2017
Digital Agency Services for Artists + Brands	Logo Design, Cover Art Design, Web Design, Brand Strategy,	Artists: Vocalists, DJs, Producers, Bands, Rappers, etc. Brands: companies of all sizes.

This offering will finance the development of our mobile app, which will be a streaming and sharing application on IOS/Android.

Curated music and content is distributed through the platform, and further distributed through our social media channels. Agency style services are distributed digitally.

Competition

The Company's primary competitors are Music Curators: 8 Tracks, Hype M, Pitchfork, Complex, etc. .

The market for music curation services and music publications are both highly competitive, but we're combining both. We're a music publication with 100% UGC (User Generated Content), combined with a music curation service. Curation communities like 8 Tracks and HypeM provide similar services but have struggled to reach sustainability. We're a curation service with a media publication business model.

Supply Chain and Customer Base

All audible content comes from either Soundcloud and Youtube via their API's. Platform content (blog posts, playlists, articles) is created by our writers (we call them tastemakers).

Customers of content & curation are music fans, mostly 18-24 y/o. Digital Agency customers are brands of all sizes. Artist Services customers are vocalists, DJ's, producers, bands, PR Firms, Record Labels.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

N/A

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 357 Commercial Street, # 321, Boston, MA 02109

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Meagher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CEO, 2/11/15 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Product, Marketing, Editor In Chief, Fundraising, Content Management, Vision 2/11/2015 - Present

Education

Trinity College, Bachelor Degree, 2015 Worcester Academy, 2011

Name

Robert Gau

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President 2/11/2015 - 12/18/2016 Advisor & Part-Time CFO - 12/18/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Editor In Chief & Content Manager 2/11/2015 - 12/18/2016 Financial Management (budgeting, expenses, incorporation etc.) 2/11/2015 - Present

Education

Trinity College, Bachelor Degree, 2015 Staples High School, 2011

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Meagher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CEO, 2/11/15 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Product, Marketing, Editor In Chief, Fundraising, Content Management, Vision 2/11/2015 - Present

Education

Trinity College, Bachelor Degree, 2015 Worcester Academy, 2011

Name

Robert Gau

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President 2/11/2015 - 12/18/2016 Advisor & Part-Time CFO - 12/18/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Editor In Chief & Content Manager 2/11/2015 - 12/18/2016 Financial Management (budgeting, expenses, incorporation etc.) 2/11/2015 - Present

Education

Trinity College, Bachelor Degree, 2015 Staples High School, 2011

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in 0.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	95,950
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	none

Type of security	Issued shares to founders. Common Stock
Amount outstanding	100
Voting Rights	Relative to % owned.
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	none

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	93,950
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	9	$95,950.00	Develop online music sharing & discovery platform (tech). New platform launched in April 2017.	December 16, 2016	
Crowd SAFE		$93,950.00	Develop online music sharing & discovery platform (tech). New platform launching May 2019	July 31, 2018	Regulation CF

Ownership

94% of the Company is owned by Andrew Meagher. Fellow co-founders/advisors Rob Gau and Stefan Harnes own 3% each. There's $95,950 in SAFE notes ($2M Cap) notes pending. There's $93,950 in Crowd SAFE's pending.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Andrew Meagher	94.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Via equity-crowdfunding that concluded in July 31, 2018 we raised $93,950. The majority of this offering was used to develop a new version of our tech-platform which will launch in May of 2019. We do not expect any major tech expenses in the next 12 months thus expect to be profitable in 2019. We will maintain & improve profitability in the next 12 months by maximizing our current revenue streams while introducing new ones.

The Company intends to maintain & improve profitability in the next 12 months by maximizing our current revenue streams while introducing new ones. We were not profitable in 2018 because of a large tech improvement / expense which will put our platform in an excellent position long term. We do not expect any similar expenses in the near future.

Liquidity and Capital Resources

On July 31, 2018 the Company conducted an offering pursuant to Regulation CF and raised $93,950.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Crowd SAFE
Relationship to the Company	Crowd SAFE investor
Total amount of money involved	$24,300.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	none
Description of the transaction	Repurchase of shares

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Meagher

(Signature)

Andrew Meagher

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Meagher

(Signature)

Andrew Meagher

(Name)

CEO

(Title)

_____

(Date)

_____
/s/Robert Gau

(Signature)

_____
Robert Gau

(Name)

_____
Advisor & Part-Time CFO

(Title)

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Andrew Meagher, being the founder of Mugatunes Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Andrew Meagher

_____
(Signature)

Andrew Meagher

_____
(Name)

CEO

_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

MUGATUNES INC.

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 9, 2018

To: Board of Directors of Mugatunes Inc.
        Attn: Drew Meagher

Re: 2017 and 2016 Financial Statement Review
        Mugatunes Inc.

We have reviewed the accompanying financial statements of Mugatunes Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and December 31, 2016, and the related statements of income and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

MUGATUNES INC.
BALANCE SHEET
As of December 31, 2017 and 2016
(Unaudited)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 957	$ 1,307
Prepaid	0	0
Total Current Assets	957	1,307
Property and equipment, net	0	0
TOTAL ASSETS	$ 957	$ 1,307
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 0	$ 0
Advances from founder	6,500	1,700
Total Current Liabilities	6,500	1,700
TOTAL LIABILITIES	6,500	1,700
Stockholders' Equity:		
Common Stock $0.0001 par value, 1,500 shares authorized, 100 shares issued as of December 31, 2017 and 2016, respectively	0	0
Additional paid in capital	0	0
Additional paid in capital – SAFE (see Note 6)	95,950	10,750
Retained earnings	(101,493)	(11,143)
Total Stockholders' Equity	(5,543)	(393)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 957	$ 1,307

MUGATUNES INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016

	2017	2016
Revenues	$ 0	$ 0
Operating Expenses:		
General and administrative	22,700	518
Tech expenses	67,650	10,625
Total Operating Expenses	90,350	11,143
Operating Income (Loss)	(90,350)	(11,143)
Other Expense		
Interest expense	0	0
Total Other Expense	0	0
Net Loss	$ (90,350)	$ (11,143)

MUGATUNES INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Additional Paid in Capital – SAFE	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2015	100	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of SAFEs	0	0	0	10,750	0	10,750
Net Income (Loss)	0	0	0	0	(11,143)	(11,143)
Balance as of December 31, 2016	100	0	0	10,750	(11,143)	(393)
Issuance of SAFEs	0	0	0	85,200	0	85,200
Net Income (Loss)	0	0	0	0	(90,350)	(90,350)
Balance as of December 31, 2017	100	$ 0	$ 0	$ 95,950	$ (101,493)	$ (5,543)

MUGATUNES INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (90,350)	$ (11,143)
Add back:		
SAFE issued in lieu of payment to vendor	37,000	
Depreciation	0	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in prepaid	0	0
Net Cash Used In Operating Activities	(53,350)	(11,143)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Advances from founder	4,800	1,700
Issuance of SAFEs	48,200	10,750
Net Cash Provided By Financing Activities	53,000	12,450
Net Change In Cash and Cash Equivalents	(350)	(1,307)
Cash and Cash Equivalents at Beginning of Period	1,307	0
Cash and Cash Equivalents at End of Period	$ 957	$ 1,307
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

MUGATUNES INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Mugatunes Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is music sharing & discovery platform that empowers fans and artists to tell their stories. Our platform is powered by college tastemakers from campuses around the country. Over 350 contributors from 100 campuses blog about new songs, create playlists, and write articles about the industry.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on February 11, 2015 in the State of Delaware. The Company is headquartered in Boston, Massachusetts. The Company began operations in 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2017, and 2016, the Company had cash on hand totaling $957 and $1,307, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Most of the revenue is recorded through on-line prepayments. Refunds are charged against revenue. As of December 31, 2017 and 2016, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the year ended \ December 31, 2016. The Company has not yet filed its income tax return for the year ended December 31, 2017, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 4 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, the founders have advanced the Company short-term loans. In aggregate, $6,500 and $1,700 was advanced and outstanding as of December 31, 2017 and 2016, respectively. This amount was classified as current debt on the accompanying Balance Sheet.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – STOCKHOLDERS' EQUITY

Completed Private Offering

The Company issued 85,200 and 10,750 units of Simple Agreements for Future Equity ("SAFEs") for proceeds totaling $30,650 and $10,750 (the "Crowdfunded Offering") during the year ended December 31, 2017 and 2016, respectively. The above totals include 37,000 units of SAFEs that were issued in lieu of payment to a vendor during the year ended December 31, 2016.

Upon each future equity financing (an "Equity Financing"), the SAFEs are convertible, into Standard Preferred Stock which are securities identical to those issued in the Equity Financing.

Upon conversion, the Company will issue to the investor a number of shares of the Standard Preferred Stock sold in the Equity Financing. The number of shares of the CF Shadow Series of such capital stock issued shall equal the quotient obtained by dividing the amount paid by the investors by either the SAFE price (valuation cap of $2,000,00 to $2,500,000 divided by the fully diluted capitalization of the Company) or in the case that the pre-money valuation of $2,000,000 to $2,500,000 is not reached, the price at which the capital stock is sold whichever generates the highest number of equities ("Conversion Price"). The valuation cap is $2,500,000 on $52,000 of the notes. The remainder of the notes totaling $43,950 are subject to a valuation cap of $2,000,000.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) advances from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") SAFEs for up to $1,070,000.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Mugatunes Financial Statements CSV 2017

Date	Bank	Account	Description	Amount	Type	Category	Receipt	Notes
12/26/17	Santander Bank (US) - Business	Small business checking	Squarestudio	-25.5	Business	Apps/software/web services		
12/19/17	Santander Bank (US) - Business	Small business checking	Stickers/Merch	-738.15	Business	Materials & Supplies		
12/15/17	Santander Bank (US) - Business	Small business checking	Idisclose	-1500	Business	Apps/software/web services		
12/14/17	Santander Bank (US) - Business	Small business checking	Fees for account analysis	-15	Business	Apps/software/web services		
12/12/17	Santander Bank (US) - Business	Small business checking	Indeed Refund	137	Business	Refund		
12/12/17	Santander Bank (US) - Business	Small business checking	Indeed Refund	500	Business	Refund		
12/11/17	Santander Bank (US) - Business	Small business checking	SquareSpace	-20	Business	Apps/software/web services		
12/11/17	Santander Bank (US) - Business	Small business checking	Hubspot Ma Us	-5.32	Business	Apps/software/web services		
12/7/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-289	Business	Uncategorized	N	PAYPAL INST XFER 171205
12/4/17	Santander Bank (US) - Business	Small business checking	SquareSpace	-16	Business	Uncategorized	N	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE
12/4/17	Santander Bank (US) - Business	Small business checking	Svcsapp Cc	-45	Business	Uncategorized	N	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE
12/1/17	Santander Bank (US) - Business	Small business checking	Fiverr	-11	Business	Uncategorized	N	FIVERR 9543682267 /NY US CARD PURCHASE
12/1/17	Santander Bank (US) - Business	Small business checking	Facebook	-30.02	Business	Uncategorized	N	FACEBK 7RSQ7EAT Menlo Park /CA US CARD PURCHASE
12/1/17	Santander Bank (US) - Business	Small business checking	Fiverr	-6	Business	Uncategorized	N	FIVERR 9543682267 /NY US CARD PURCHASE
11/29/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-39.3	Business	Uncategorized	N	PAYPAL INST XFER 171127
11/29/17	Santander Bank (US) - Business	Small business checking	Fiverr	-11	Business	Uncategorized	N	FIVERR 9543682267 /NY US CARD PURCHASE
11/24/17	Santander Bank (US) - Business	Small business checking	Northout Sale	-2500	Business	Materials & Supplies	N	NORTHOUT INC. SALE 171123
11/13/17	Santander Bank (US) - Business	Small business checking	SquareSpace	-20	Business	Uncategorized	N	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE
11/13/17	Santander Bank (US) - Business	Small business checking	Incoming Wire Transf	5000	Business	Transfer	N	INCOMING WIRE TRANSF ER
11/10/17	Santander Bank (US) - Business	Small business checking	Hubspot Ma Us	-5.32	Business	Apps/software/web services	N	HUBSPOT 617-812-5820 /MA US CARD PURCHASE
11/9/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-8.32	Business	Uncategorized	N	PAYPAL INST XFER 171107
11/8/17	Santander Bank (US) - Business	Small business checking	Fiverr	-6	Business	Advertising	N	FIVERR 9543682267 /NY US CARD PURCHASE
11/8/17	Santander Bank (US) - Business	Small business checking	Fiverr	-21	Business	Advertising	N	FIVERR 9543682267 /NY US CARD PURCHASE
11/2/17	Santander Bank (US) - Business	Small business checking	Indeed.com	-28.33	Business	Uncategorized	N	INDEED 203-564-2400 /CT US CARD PURCHASE
11/2/17	Santander Bank (US) - Business	Small business checking	Sqc Justin Alba	-250	Business	Contract labor	N	SQC*JUSTIN ALBA 04153753176 /CA US CARD PURCHASE
11/2/17	Santander Bank (US) - Business	Small business checking	SquareSpace	-16	Business	Uncategorized	N	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE
11/2/17	Santander Bank (US) - Business	Small business checking	Svcsapp Cc	-41.44	Business	Uncategorized	N	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE
11/1/17	Santander Bank (US) - Business	Small business checking	Facebook	-152.87	Business	Uncategorized	N	FACEBK C6Z5XDJT Menlo Park /CA US CARD PURCHASE
10/31/17	Santander Bank (US) - Business	Small business checking	Paypal Transfer Ta	694	Business	Transfer	N	PAYPAL TRANSFER 171030 ***********TA
10/30/17	Santander Bank (US) - Business	Small business checking	Domino's Pizza	-22.63	Personal	Personal spending	N	DOMINO'S 3784 617-248-0100 /MA US CARD PURCHASE
10/30/17	Santander Bank (US) - Business	Small business checking	Sqc Justin Alba	-300	Business	Contract labor	N	SQC*JUSTIN ALBA 04153753176 /CA US CARD PURCHASE
10/30/17	Santander Bank (US) - Business	Small business checking	Indeed.com	-500.11	Business	Uncategorized	N	INDEED 203-564-2400 /CT US CARD PURCHASE
10/20/17	Santander Bank (US) - Business	Small business checking	Soundcloud Inc.	-135	Business	Utilities	N	SoundCloud Inc San Francisco /CA US CARD PURCHASE
10/18/17	Santander Bank (US) - Business	Small business checking	Fiverr	-11	Business	Advertising	N	FIVERR 9543682267 /NY US CARD PURCHASE
10/17/17	Santander Bank (US) - Business	Small business checking	Fiverr	-6	Business	Advertising	N	FIVERR 9543682267 /NY US CARD PURCHASE
10/13/17	Santander Bank (US) - Business	Small business checking	Fiverr	-6	Business	Advertising	N	FIVERR 9543682267 /NY US CARD PURCHASE
10/12/17	Santander Bank (US) - Business	Small business checking	SquareSpace	-20	Business	Advertising	N	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE
10/11/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-250	Business	Transfer	N	PAYPAL INST XFER 171010
10/10/17	Santander Bank (US) - Business	Small business checking	Domino's Pizza	-24	Personal	Personal spending	N	DOMINO'S 3784 617-248-0100 /MA US CARD PURCHASE
10/10/17	Santander Bank (US) - Business	Small business checking	Hubspot Ma Us	-5.32	Business	Apps/software/web services	N	HUBSPOT 617-812-5820 /MA US CARD PURCHASE
10/4/17	Santander Bank (US) - Business	Small business checking	Sqc Justin Alba	-125	Business	Contract labor	N	SQC*JUSTIN ALBA 04153753176 /CA US CARD PURCHASE
10/3/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-250	Business	Transfer	N	PAYPAL INST XFER 171002
10/2/17	Santander Bank (US) - Business	Small business checking	Indeed.com	-68.36	Business	Advertising	N	INDEED 203-564-2400 /CT US CARD PURCHASE
10/2/17	Santander Bank (US) - Business	Small business checking	Fiverr	-6	Business	Advertising	N	FIVERR 9543682267 /NY US CARD PURCHASE
10/2/17	Santander Bank (US) - Business	Small business checking	Svcsapp Cc	-40	Business	Uncategorized	N	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE
10/2/17	Santander Bank (US) - Business	Small business checking	Facebook	-4.36	Business	Uncategorized	N	FACEBK ZSGQVDNS Menlo Park /CA US CARD PURCHASE
10/2/17	Santander Bank (US) - Business	Small business checking	Facebook	-56.92	Business	Uncategorized	N	FACEBK XSGQVDNS Menlo Park /CA US CARD PURCHASE
9/27/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-250	Business	Transfer	N	PAYPAL INST XFER 170926
9/27/17	Santander Bank (US) - Business	Small business checking	Indeed.com	-501.64	Business	Uncategorized	N	INDEED 203-564-2400 /CT US CARD PURCHASE
9/26/17	Santander Bank (US) - Business	Small business checking	Fiverr	-6	Business	Advertising	N	FIVERR 9543682267 /NY US CARD PURCHASE
9/20/17	Santander Bank (US) - Business	Small business checking	Amazon	-15.62	Business	Other business expenses	N	AMAZON.COM SEATTLE /WA US CARD PURCHASE
9/20/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-700	Business	Transfer	N	PAYPAL INST XFER 170918
9/13/17	Santander Bank (US) - Business	Small business checking	Inst Xfer	-250	Business	Transfer	N	PAYPAL INST XFER 170911
9/13/17	Santander Bank (US) - Business	Small business checking	Amazon	-10.24	Business	Other business expenses	N	AMAZON.COM SEATTLE /WA US CARD PURCHASE
9/11/17	Santander Bank (US) - Business	Small business checking	HUBSPOT 617-812-5820 /MA US CARD PURCHASE	-5.32	Business	Apps/software/web services	N	
9/11/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Uncategorized	N	
9/11/17	Santander Bank (US) - Business	Small business checking	FREELANCER INTERNATI IAT PAYPALUSDUSD MUGATUNES INC.	-30.94	Business	Uncategorized	N	
9/6/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170905	-9.99	Business	Transfer	N	
9/5/17	Santander Bank (US) - Business	Small business checking	INDEED 203-564-2400 /CT US CARD PURCHASE	-177.14	Business	Advertising	N	
9/5/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-62.57	Business	Uncategorized	N	
9/1/17	Santander Bank (US) - Business	Small business checking	APL*APPLE ONLIN 800-676-2775 /CA US CARD PURCHASE	-30.81	Business	Computers	N	
9/1/17	Santander Bank (US) - Business	Small business checking	FACEBK V8ZRHDST Menlo Park /CA US CARD PURCHASE	-183.2	Business	Advertising	N	
9/1/17	Santander Bank (US) - Business	Small business checking	NORTHOUT INC. SALE 170901	-10000	Business	Materials & Supplies	N	
8/31/17	Santander Bank (US) - Business	Small business checking	VENMO 08558124430 /NY US CARD PURCHASE	-309	Business	Transfer	N	
8/31/17	Santander Bank (US) - Business	Small business checking	SQC*JUSTIN ALBA 04153753176 /CA US CARD PURCHASE	-50	Business	Uncategorized	N	
8/30/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-21	Business	Uncategorized	N	
8/30/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170828	-250	Business	Transfer	N	
8/24/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DEI	500	Business	Income	N	
8/24/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170822	-9	Business	Transfer	N	
8/23/17	Santander Bank (US) - Business	Small business checking	INDEED 203-564-2400 /CT US CARD PURCHASE	-25.12	Business	Advertising	N	
8/23/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170821	-250	Business	Transfer	N	
8/22/17	Santander Bank (US) - Business	Small business checking	GEORGE ERIC ENGD SENDER 170822 MUGATUNES INC	10000	Business	Income	N	
8/22/17	Santander Bank (US) - Business	Small business checking	SQC*JUSTIN ALBA 04153753176 /CA US CARD PURCHASE	-50	Business	Uncategorized	N	
8/22/17	Santander Bank (US) - Business	Small business checking	MOO.COM 04014343561 /RI US CARD PURCHASE	-21.93	Business	Advertising	N	
8/21/17	Santander Bank (US) - Business	Small business checking	DOMINO'S 3784 617-248-0100 /MA US CARD PURCHASE	-27.76	Personal	Personal spending	N	
8/21/17	Santander Bank (US) - Business	Small business checking	MCCARTHY BROS. 6172424877 /MA US CARD PURCHASE	-35.63	Personal	Personal spending	N	
8/21/17	Santander Bank (US) - Business	Small business checking	SQUARESTUDI IAT PAYPALUSDUSD MUGATUNES INC.	-14	Business	Uncategorized	N	
8/21/17	Santander Bank (US) - Business	Small business checking	SQUARESTUDI IAT PAYPALUSDUSD MUGATUNES INC.	-19	Business	Uncategorized	N	
8/18/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Uncategorized	N	
8/17/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170815	-250	Business	Transfer	N	
8/11/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Uncategorized	N	
8/11/17	Santander Bank (US) - Business	Small business checking	FEES FOR ACCOUNT ANALYSIS 07/31/17	-15	Business	Other business expenses	N	

8/11/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Uncategorized	N	
8/11/17	Santander Bank (US) - Business	Small business checking	FEES FOR ACCOUNT ANALYSIS 07/31/17	-15	Business	Other business expenses	N	
8/10/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Uncategorized	N	
8/10/17	Santander Bank (US) - Business	Small business checking	HUBSPOT 617-812-5820 /MA US CARD PURCHASE	-5.32	Business	Apps/software/web services	N	
8/10/17	Santander Bank (US) - Business	Small business checking	FREELANCER INTERNATI IAT PAYPALUSDUSD MUGATUNES INC.	-30.94	Business	Uncategorized	N	
8/9/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170807	-250	Business	Transfer	N	
8/8/17	Santander Bank (US) - Business	Small business checking	VENMO 08558124430 /NY US CARD PURCHASE	-15.45	Business	Transfer	N	
8/4/17	Santander Bank (US) - Business	Small business checking	SQC*JUSTIN ALBA 04153753176 /CA US CARD PURCHASE	-400	Business	Uncategorized	N	
8/3/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
8/3/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Advertising	N	
8/3/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170801	-250	Business	Transfer	N	
8/2/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-75	Business	Uncategorized	N	
8/1/17	Santander Bank (US) - Business	Small business checking	FACEBK VJ2FFDNS Menlo Park /CA US CARD PURCHASE	-23.38	Business	Advertising	N	
8/1/17	Santander Bank (US) - Business	Small business checking	FACEBK SJ2FFDNS Menlo Park /CA US CARD PURCHASE	-169.86	Business	Advertising	N	
7/27/17	Santander Bank (US) - Business	Small business checking	VENMO 08558124430 /NY US CARD PURCHASE	-51.5	Business	Transfer	N	
7/26/17	Santander Bank (US) - Business	Small business checking	MOO.COM 04014343561 /RI US CARD PURCHASE	-26.5	Business	Advertising	N	
7/26/17	Santander Bank (US) - Business	Small business checking	SQUARESTUDI IAT PAYPALUSDUSD MUGATUNES INC.	-26	Business	Uncategorized	N	
7/25/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170724	-250	Business	Transfer	N	
7/24/17	Santander Bank (US) - Business	Small business checking	SEAMLSSBERTUCCI 8002561020 /NY US CARD PURCHASE	-20.44	Personal	Personal spending	N	
7/24/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170722	-9	Business	Other business expenses	N	
7/21/17	Santander Bank (US) - Business	Small business checking	SQC*JUSTIN ALBA 04153753176 /CA US CARD PURCHASE	-200	Business	Contract labor	N	
7/20/17	Santander Bank (US) - Business	Small business checking	VENMO 08558124430 /NY US CARD PURCHASE	-257.5	Personal	Personal spending	N	
7/20/17	Santander Bank (US) - Business	Small business checking	VENMO 08558124430 /NY US CARD PURCHASE	-24.72	Personal	Personal spending	N	
7/20/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-16	Business	Advertising	N	
7/20/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
7/19/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170717	-150	Business	Transfer	N	
7/19/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170717	-300	Business	Transfer	N	
7/14/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
7/14/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170713	-250	Business	Transfer	N	
7/13/17	Santander Bank (US) - Business	Small business checking	VENMO 08558124430 /NY US CARD PURCHASE	-103	Personal	Personal spending	N	
7/11/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
7/10/17	Santander Bank (US) - Business	Small business checking	VENMO 08558124430 /NY US CARD PURCHASE	-54.59	Business	Transfer	N	
7/10/17	Santander Bank (US) - Business	Small business checking	SIDEKICK BY HUB 617-812-5820 /MA US CARD PURCHASE	-5.32	Personal	Personal spending	N	
7/10/17	Santander Bank (US) - Business	Small business checking	FREELANCER INTERNATI IAT PAYPALUSDUSD MUGATUNES INC.	-30.94	Business	Uncategorized	N	
7/10/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170708	-90	Business	Transfer	N	
7/7/17	Santander Bank (US) - Business	Small business checking	INCOMING WIRE TRANSF ER	8000	Business	Transfer	N	
7/3/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-77.66	Business	Uncategorized	N	
7/3/17	Santander Bank (US) - Business	Small business checking	Amazon web serv aws.amazon.co /WA US CARD PURCHASE	-175.19	Business	Apps/software/web services	N	
7/3/17	Santander Bank (US) - Business	Small business checking	FACEBK GQ5R6DNS Menlo Park /CA US CARD PURCHASE	-33.74	Business	Advertising	N	
7/3/17	Santander Bank (US) - Business	Small business checking	FACEBK FQ5R6DNS Menlo Park /CA US CARD PURCHASE	-146.37	Business	Advertising	N	
6/28/17	Santander Bank (US) - Business	Small business checking	STRIPE TRANSFER	20.32	Business	Transfer	N	
6/28/17	Santander Bank (US) - Business	Small business checking	GENTLE FOX IAT PAYPALUSDUSD MUGATUNES INC.	-22.03	Business	Other business expenses	N	
6/27/17	Santander Bank (US) - Business	Small business checking	STRIPE TRANSFER	20.32	Business	Transfer	N	
6/26/17	Santander Bank (US) - Business	Small business checking	WWW.MUGATUNES.C 2038582732 /CT US CARD PURCHASE	-21.24	Business	Advertising	N	
6/26/17	Santander Bank (US) - Business	Small business checking	Amazon web serv aws.amazon.co /WA US CARD PURCHASE	-167.84	Business	Apps/software/web services	N	
6/26/17	Santander Bank (US) - Business	Small business checking	Amazon web serv aws.amazon.co /WA US CARD PURCHASE	-177.98	Business	Apps/software/web services	N	
6/23/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
6/23/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
6/20/17	Santander Bank (US) - Business	Small business checking	DNH*GODADDY.COM 480-5058855 /AZ US CARD PURCHASE	-50.34	Business	Advertising	N	
6/20/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170619	-250	Business	Transfer	N	
6/20/17	Santander Bank (US) - Business	Small business checking	NORTHOUT INC. SALE 170620	-6900	Business	Materials & Supplies	N	
6/15/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
6/15/17	Santander Bank (US) - Business	Small business checking	COMCAST BOSTON 800-266-2278 /NH US CARD PURCHASE	-295.13	Business	Uncategorized	N	
6/14/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170612	-250	Business	Transfer	N	
6/13/17	Santander Bank (US) - Business	Small business checking	SIDEKICK BY HUB 617-812-5820 /MA US CARD PURCHASE	-5.32	Personal	Personal spending	N	
6/12/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
6/9/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170608	-90	Business	Transfer	N	
6/9/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170608	-90	Business	Transfer	N	
6/6/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170605	-250	Business	Transfer	N	
6/6/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170605	-250	Business	Transfer	N	
6/5/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-76.59	Business	Other commissions and fees	N	
6/5/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
6/5/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-26.25	Business	Advertising	N	
6/5/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-76.59	Business	Other commissions and fees	N	
6/5/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
6/5/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-26.25	Business	Advertising	N	
6/2/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
6/2/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
6/1/17	Santander Bank (US) - Business	Small business checking	FACEBK SCWUPCAT Menlo Park /CA US CARD PURCHASE	-2.21	Business	Advertising	N	
6/1/17	Santander Bank (US) - Business	Small business checking	FACEBK UCWUPCAT Menlo Park /CA US CARD PURCHASE	-16.4	Business	Advertising	N	
6/1/17	Santander Bank (US) - Business	Small business checking	AMAZON.COM SEATTLE /WA US CARD PURCHASE	-25.95	Business	Uncategorized	N	
6/1/17	Santander Bank (US) - Business	Small business checking	FACEBK SCWUPCAT Menlo Park /CA US CARD PURCHASE	-2.21	Business	Advertising	N	
6/1/17	Santander Bank (US) - Business	Small business checking	FACEBK UCWUPCAT Menlo Park /CA US CARD PURCHASE	-16.4	Business	Advertising	N	
6/1/17	Santander Bank (US) - Business	Small business checking	AMAZON.COM SEATTLE /WA US CARD PURCHASE	-25.95	Business	Uncategorized	N	
5/31/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DE	100	Business	Income	N	
5/31/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
5/31/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170529	-500	Business	Transfer	N	
5/31/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DE	100	Business	Income	N	
5/31/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
5/31/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170529	-500	Business	Transfer	N	
5/30/17	Santander Bank (US) - Business	Small business checking	COMCAST BOSTON 800-266-2278 /NH US CARD PURCHASE	-147.56	Business	Uncategorized	N	
5/30/17	Santander Bank (US) - Business	Small business checking	COMCAST BOSTON 800-266-2278 /NH US CARD PURCHASE	-147.56	Business	Uncategorized	N	
5/26/17	Santander Bank (US) - Business	Small business checking	FACEBK FBEQMCST Menlo Park /CA US CARD PURCHASE	-19.93	Business	Advertising	N	
5/26/17	Santander Bank (US) - Business	Small business checking	FACEBK DBEQMCST Menlo Park /CA US CARD PURCHASE	-30.09	Business	Advertising	N	

5/26/17	Santander Bank (US) - Business	Small business checking	FACEBK FBEQMCST Menlo Park /CA US CARD PURCHASE	-19.93	Business	Advertising	N	
5/26/17	Santander Bank (US) - Business	Small business checking	FACEBK DBEQMCST Menlo Park /CA US CARD PURCHASE	-30.09	Business	Advertising	N	
5/23/17	Santander Bank (US) - Business	Small business checking	SQC*KYLE KRANIC 04153753176 /CA US CARD PURCHASE	-300	Business	Uncategorized	N	
5/23/17	Santander Bank (US) - Business	Small business checking	SQC*KYLE KRANIC 04153753176 /CA US CARD PURCHASE	-300	Business	Uncategorized	N	
5/18/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-7.6	Business	Other tools and equipment	N	
5/18/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170517	-1500	Business	Transfer	N	
5/18/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-7.6	Business	Other tools and equipment	N	
5/18/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170517	-1500	Business	Transfer	N	
5/12/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
5/12/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
5/10/17	Santander Bank (US) - Business	Small business checking	SIDEKICK BY HUB 617-812-5820 /MA US CARD PURCHASE	-5.32	Personal	Personal spending	N	
5/10/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170508	-30	Business	Transfer	N	
5/10/17	Santander Bank (US) - Business	Small business checking	SIDEKICK BY HUB 617-812-5820 /MA US CARD PURCHASE	-5.32	Personal	Personal spending	N	
5/10/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170508	-30	Business	Transfer	N	
5/8/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DEI	500	Business	Income	N	
5/8/17	Santander Bank (US) - Business	Small business checking	SQC*KYLE KRANIC 04153753176 /CA US CARD PURCHASE	-200	Business	Uncategorized	N	
5/8/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DEI	500	Business	Income	N	
5/8/17	Santander Bank (US) - Business	Small business checking	SQC*KYLE KRANIC 04153753176 /CA US CARD PURCHASE	-200	Business	Contract labor	N	
5/2/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-43.16	Business	Other commissions and fees	N	
5/2/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-43.16	Business	Other commissions and fees	N	
5/1/17	Santander Bank (US) - Business	Small business checking	FACEBK JKYVFCAT Menlo Park /CA US CARD PURCHASE	-30	Business	Advertising	N	
5/1/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170427	-300	Business	Transfer	N	
5/1/17	Santander Bank (US) - Business	Small business checking	FACEBK JKYVFCAT Menlo Park /CA US CARD PURCHASE	-30	Business	Advertising	N	
5/1/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170427	-300	Business	Transfer	N	
4/27/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DEI	500	Business	Income	N	
4/27/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
4/27/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DEI	500	Business	Income	N	
4/27/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
4/25/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-16	Business	Advertising	N	
4/25/17	Santander Bank (US) - Business	Small business checking	TAI BING WU IAT PAYPALUSDUSD MUGATUNES INC.	-59.99	Personal	Personal spending	N	
4/25/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-16	Business	Advertising	N	
4/25/17	Santander Bank (US) - Business	Small business checking	TAI BING WU IAT PAYPALUSDUSD MUGATUNES INC.	-59.99	Personal	Personal spending	N	
4/24/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
4/24/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-15.14	Business	Other tools and equipment	N	
4/24/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
4/24/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-15.14	Business	Other tools and equipment	N	
4/21/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-56.4	Business	Other tools and equipment	N	
4/21/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-56.4	Business	Other tools and equipment	N	
4/20/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Advertising	N	
4/20/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Advertising	N	
4/20/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Advertising	N	
4/20/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Advertising	N	
4/14/17	Santander Bank (US) - Business	Small business checking	FEES FOR ACCOUNT ANALYSIS 03/31/17	-30	Business	Other commissions and fees	N	
4/14/17	Santander Bank (US) - Business	Small business checking	FEES FOR ACCOUNT ANALYSIS 03/31/17	-30	Business	Other commissions and fees	N	
4/12/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
4/12/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
4/11/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-39.53	Business	Other tools and equipment	N	
4/11/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-39.53	Business	Other tools and equipment	N	
4/11/17	Santander Bank (US) - Business	Small business checking	SNAP GEOFILTE 3103993339 /CA US CARD PURCHASE	-39.53	Business	Other tools and equipment	N	
4/10/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170407	-291.45	Business	Transfer	N	
4/3/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-39.02	Business	Other commissions and fees	N	
4/3/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170402	-250	Business	Transfer	N	
3/30/17	Santander Bank (US) - Business	Small business checking	CHRISTMAS TREE 877-463-1549 /PA US CARD PURCHASE	-13.44	Personal	Personal spending	N	
3/30/17	Santander Bank (US) - Business	Small business checking	4IMPRINT 877-4467746 /WI US CARD PURCHASE	-589.27	Business	Advertising	N	
3/30/17	Santander Bank (US) - Business	Small business checking	AMAZON.COM SEATTLE /WA US CARD PURCHASE	-15.22	Business	Uncategorized	N	
3/29/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170328	-250	Business	Transfer	N	
3/28/17	Santander Bank (US) - Business	Small business checking	PAYPAL INST XFER 170327	-250	Business	Transfer	N	
3/24/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Advertising	N	
3/24/17	Santander Bank (US) - Business	Small business checking	PAYPAL ECHECK 170323	-4.99	Business	Credit card payment	N	
3/22/17	Santander Bank (US) - Business	Small business checking	PAYPAL ECHECK 170321	-250	Business	Credit card payment	N	
3/22/17	Santander Bank (US) - Business	Small business checking	NORTHOUT INC. SALE 170322	-5625	Business	Materials & Supplies	N	
3/17/17	Santander Bank (US) - Business	Small business checking	REPRESENT.COM A 3234561000 /CA US CARD PURCHASE	-111.47	Business	Other business expenses	N	
3/17/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-11	Business	Advertising	N	
3/15/17	Santander Bank (US) - Business	Small business checking	AMAZON.COM SEATTLE /WA US CARD PURCHASE	-23.72	Business	Other business expenses	N	
3/15/17	Santander Bank (US) - Business	Small business checking	FEES FOR ACCOUNT ANALYSIS 02/28/17	-15	Business	Other business expenses	N	
3/14/17	Santander Bank (US) - Business	Small business checking	WHITESTONEWORKS 212-346-0780 /NY US CARD PURCHASE	-672.6	Business	Other commissions and fees	N	
3/14/17	Santander Bank (US) - Business	Small business checking	AMAZON.COM SEATTLE /WA US CARD PURCHASE	-67	Business	Other business expenses	N	
3/13/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DEI	200	Business	Income	N	
3/13/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
3/10/17	Santander Bank (US) - Business	Small business checking	WIRE TRANSFER INCOMING DOMESTIC FROM ACCT. 483048174	10000	Business	Transfer	N	
3/10/17	Santander Bank (US) - Business	Small business checking	WIRE TRANSFER INCOMING DOMESTIC FROM ACCT. 121000248	5000	Business	Transfer	N	
3/3/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-38.91	Business	Other commissions and fees	N	
2/21/17	Santander Bank (US) - Business	Small business checking	CSC E-FILE 888-690-2468 /DE US CARD PURCHASE	-350	Business	Other commissions and fees	N	
2/14/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
2/13/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
2/13/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
2/9/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
2/9/17	Santander Bank (US) - Business	Small business checking	INSTAGRESS.COM 8778877815 /WY US CARD PURCHASE	-9.99	Business	Advertising	N	
2/9/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
2/9/17	Santander Bank (US) - Business	Small business checking	FIVERR 9543682267 /NY US CARD PURCHASE	-6	Business	Advertising	N	
2/9/17	Santander Bank (US) - Business	Small business checking	NORTHOUT INC. SALE 170209	-5625	Business	Materials & Supplies	N	
2/3/17	Santander Bank (US) - Business	Small business checking	WIRE TRANSFER INCOMING DOMESTIC FROM ACCT. 121140399	10000	Business	Transfer	N	
2/3/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-32.08	Business	Other commissions and fees	N	
2/1/17	Santander Bank (US) - Business	Small business checking	MONTHLY FEE FROM 01-01-2017 TO 01-31-2017	-15	Business	Other business expenses	N	

1/11/17	Santander Bank (US) - Business	Small business checking	SQUARESPACE INC 6465803456 /NY US CARD PURCHASE	-20	Business	Advertising	N	
1/9/17	Santander Bank (US) - Business	Small business checking	BRANCH TRANSACTION AT BOSTON - NORTH END - CHECK DEI	100	Business	Income	N	
1/4/17	Santander Bank (US) - Business	Small business checking	MONTHLY FEE FROM 12-01-2016 TO 12-31-2016	-15	Business	Other business expenses	N	
1/3/17	Santander Bank (US) - Business	Small business checking	GOOGLE *SVCSAPP cc@google.com /CA US CARD PURCHASE	-30	Business	Other commissions and fees	N	

Mugatunes Finances 1_1_18 - 12_31_18

Muga 10/16 - 3/28 Report Created: 2019-04-07 18:09:22 -0400							
Filter Criteria:	All Dates						
	Any Type						
	Any Status						
	Selected Transactions						
	Split	Date	Check #	Payee	Category	Amount	Balance
Balance:							27420.6
		12/31/2018		PayPal	Marketing & Advertising:the husk	-30	27,390.6
		12/31/2018		Amazon	Subscriptions:Amazon	-12.99	27,420.6
		12/31/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-25	27,433.59
		12/31/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-49.72	27,458.59
		12/27/2018		Moonlighting Us Va	Subscriptions:Upwork	-9.99	27,508.31
		12/26/2018		Venmo	Business Expenses:Salary, Wages Paid	-41	27,518.3
		12/24/2018		SquareSpace	Subscriptions:squarespace	-26	27,559.3
		12/24/2018		Venmo	Business Expenses:Salary, Wages Paid	-150	27,585.3
		12/21/2018		Inst Xfer	Business Expenses:Salary, Wages Paid	-9.59	27,735.3
		12/21/2018		PayPal	Marketing & Advertising:the husk	-20	27,744.89
		12/17/2018		Upwork	Subscriptions:Upwork	-10	27,764.89
		12/17/2018		Venmo	Business Expenses:Misc. Expense (Business)	-5	27,774.89
		12/14/2018		Venmo	Business Expenses:Salary, Wages Paid	-58	27,779.89
		12/14/2018		Venmo	Business Expenses:Salary, Wages Paid	-15	27,837.89
		12/14/2018		Paypal Transfer Paypal	Business Income:Web Design	1,030	27,852.89
		12/13/2018		Moo.com Ri Us	Business Expenses:Merchandise	-38.89	26,822.89
		12/11/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-281.18	26,861.78
		12/11/2018		Venmo	Business Expenses:Salary, Wages Paid	-97	27,142.96
		12/10/2018		Venmo	Business Expenses:Misc. Expense (Business)	-25	27,239.96
		12/10/2018		Fiverr	Business Expenses:Misc. Expense (Business)	-63	27,264.96
		12/7/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-258	27,327.96
		12/5/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-98.55	27,585.96
		12/5/2018		Fiverr	Business Expenses:Salary, Wages Paid	-17	27,684.51
		12/3/2018		Pb Teen E	Business Income	129	27,701.51
		12/3/2018		We Work	Subscriptions:wework	-350	27,572.51
		12/3/2018		Gsuite Cc	Subscriptions:google	-50	27,922.51
		12/3/2018		Venmo Cashout	Business Income:Other Income (Business)	208.61	27,972.51
		12/3/2018		Venmo Cashout	Business Income:Web Design	1,000	27,763.9
		12/3/2018		Amazon	Business Expenses:Misc. Expense (Business)	-128.99	26,763.9
		12/3/2018	995001	Muga Small	Business Expenses:Misc. Expense (Business)	-5	26,892.89
		12/3/2018		Paypal Transfer Paypal	Business Income:Web Design	566	26,897.89
		11/27/2018		Moonlighting Us Va	Subscriptions:squarespace	-9.99	26,331.89
		11/23/2018		SquareSpace	Subscriptions:squarespace	-26	26,341.88
		11/20/2018		Fiverr	Business Expenses:Salary, Wages Paid	-14	26,367.88
		11/19/2018		Upwork	Subscriptions:Upwork	-10	26,381.88
		11/15/2018		Inst Xfer	Marketing & Advertising:the husk	-134.59	26,391.88
		11/15/2018		SquareSpace	Subscriptions:squarespace	-54.37	26,526.47
		11/13/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-290.59	26,580.84
		11/13/2018		Venmo Cashout	Business Income:Web Design	556.62	26,871.43
		11/13/2018		PayPal	Marketing & Advertising:the husk	-100	26,314.81
		11/9/2018		PayPal	Marketing & Advertising:the husk	-100	26,414.81
		11/8/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-580.2	26,514.81
		11/6/2018		Fiverr	Contractor:Fiverr	-14	27,095.01
		11/6/2018		We Work	Subscriptions:wework	-350	27,109.01
		11/5/2018		Venmo	Business Expenses:Salary, Wages Paid	-6	27,459.01
		11/5/2018		Peter Pan Bus	Business Expenses:Travel (Business)	-68	27,465.01
		11/5/2018		Venmo	Business Expenses:Salary, Wages Paid	-40	27,533.01
		11/5/2018		Gsuite Cc	Subscriptions:google	-50	27,573.01
		11/2/2018		Paypal Transfer Paypal	Business Income:Web Design	2,000	27,623.01
		10/29/2018		Moonlighting Us Va	Subscriptions:Upwork	-9.99	25,623.01
		10/26/2018		Domino's Pizza	Business Expenses:Meals & Entertainment (Business)	-17.95	25,633
		10/22/2018		Susi Art Braintree	Business Expenses:Merchandise	-653.25	25,650.95
		10/22/2018		SquareSpace	Subscriptions:squarespace	-26	26,304.2
		10/22/2018		Soundcloud Inc.	Subscriptions:Soundcloud	-135	26,330.2
		10/19/2018		Pb Teen E	Business Expenses:Misc. Expense (Business)	-135	26,465.2
		10/17/2018		Upwork	Subscriptions:Upwork	-10	26,600.2

		10/16/2018		Venmo	Business Expenses:Salary, Wages Paid	-100	26,610.2
		10/11/2018		Fiverr	Contractor:Fiverr	-14	26,710.2
		10/10/2018		STRIPE TRANSFER	Business Income:music sumbmissions	1.64	26,724.2
		10/10/2018		PayPal	Salary, Wages Paid:Drew Salary	-296.78	26,722.56
		10/10/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-404.97	27,019.34
		10/9/2018		Paypal Transfer	Business Income:Submithub	1,103	27,424.31
		10/9/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-299.24	26,321.31
		10/9/2018		Domino's Pizza	Salary, Wages Paid:Drew Salary	-7.99	26,620.55
		10/3/2018		Prime Trust Llc	Investment	7,750	26,628.54
		10/3/2018		Prime Trust Llc	Business Income:music sumbmissions	1	18,878.54
		10/3/2018		Gsuite Cc	Subscriptions:google	-45.5	18,877.54
		10/3/2018		Prime Trust Llc	Investment	77	18,923.04
		10/3/2018		STRIPE TRANSFER	Business Income:music sumbmissions	1.64	18,846.04
		10/2/2018		We Work	Subscriptions:wework	-350	18,844.4
		10/1/2018		Inst Xfer	Subscriptions:github	-25	19,194.4
		10/1/2018		Facebook	Marketing & Advertising:Facebook	-40	19,219.4
		10/1/2018		Fiverr	Contractor:Fiverr	-17	19,259.4
		10/1/2018		Echeck	Salary, Wages Paid:Drew Salary	-300	19,276.4
		10/1/2018		PayPal	Business Expenses:Misc. Expense (Business)	-65	19,576.4
		9/28/2018		Echeck	Business Expenses:Misc. Expense (Business)	-350	19,641.4
		9/27/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-228.2	19,991.4
		9/27/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-284.2	20,219.6
		9/27/2018		Inst Xfer	Kiwi Tech	-20,000	20,503.8
		9/27/2018		Moonlighting Us Va	Business Expenses:Misc. Expense (Business)	-9.99	40,503.8
		9/27/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-15	40,513.79
		9/26/2018		PayPal	Marketing & Advertising:the husk	-300	40,528.79
		9/26/2018		PayPal	Marketing & Advertising:the husk	-50	40,828.79
		9/25/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-909.51	40,878.79
		9/24/2018		SquareSpace	Subscriptions:squarespace	-26	41,788.3
		9/24/2018		Venmo	Business Expenses:playlist contest	-100	41,814.3
		9/24/2018		Susi Art Ma	Business Expenses:Misc. Expense (Business)	-688.35	41,914.3
		9/24/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-206.86	42,602.65
		9/24/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-3,186	42,809.51
		9/21/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-10.09	45,995.51
		9/21/2018		Venmo	Business Expenses:Misc. Expense (Business)	-11.33	46,005.6
		9/19/2018		Venmo	Business Expenses:Misc. Expense (Business)	-20.6	46,016.93
		9/17/2018		Foreign Transaction Fee	Fees & Charges:Service Fee	-2	46,037.53
		9/17/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-300	46,039.53
		9/17/2018		Paypal Transfer	Business Income:Submithub	640	46,339.53
		9/17/2018		Gp Gold Coins	Salary, Wages Paid:Drew Salary	-50	45,699.53
		9/14/2018		Fiverr	Contractor:Fiverr	-17	45,749.53
		9/14/2018		Fiverr	Contractor:Fiverr	-17	45,766.53
		9/14/2018		Susi Art Ma	Business Expenses:Merchandise	-1,285.8	45,783.53
		9/14/2018		Venmo Cashout	Business Income:Submithub	1,052.76	47,069.33
		9/13/2018		PayPal	Salary, Wages Paid:Drew Salary	-300	46,016.57
		9/11/2018		VENMO VERIFYBAN	Business Expenses:Misc. Expense (Business)	0.3	46,316.57
		9/11/2018		VENMO VERIFYBAN	Business Expenses:Misc. Expense (Business)	0.16	46,316.27
		9/11/2018		VENMO VERIFYBAN	Shopping	-0.16	46,316.11
		9/11/2018		VENMO VERIFYBAN	Shopping	-0.3	46,316.27
		9/10/2018		Inst Xfer	Transfer	-2	46,316.57
		9/7/2018		STRIPE TRANSFER	Music	2.61	46,318.57
		9/7/2018		Inst Xfer	Repurchase Of Shares	-7,300	46,315.96
		9/6/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-9.99	53,615.96
		9/5/2018		PayPal	Business Expenses:Misc. Expense (Business)	-7.36	53,625.95
		9/4/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-300	53,633.31
		9/4/2018		PayPal	Business Expenses:Misc. Expense (Business)	-10	53,933.31
		9/4/2018		Facebook	Marketing & Advertising:Facebook	-6.7	53,943.31
		9/4/2018		Gsuite Cc	Subscriptions:g suite	-45.31	53,950.01
		9/4/2018		We Work	Subscriptions:wework	-350	53,995.32
		8/31/2018		Inst Xfer	Subscriptions:Mailchimp	-75	54,345.32
		8/30/2018		Fiverr	Contractor:Fiverr	-199.5	54,420.32
		8/29/2018		Inst Xfer	Subscriptions:github	-25	54,619.82
		8/28/2018		Inst Xfer	Subscriptions:1&1	-11.47	54,644.82
		8/27/2018		Prime Trust Llc	Investment	28,000	54,656.29
		8/27/2018		PayPal	Marketing & Advertising:the husk	-99.07	26,656.29
		8/27/2018		STRIPE TRANSFER	Business Income:music sumbmissions	3.58	26,755.36
		8/27/2018		Inst Xfer	Contractor	-437.04	26,751.78

		8/27/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-300	27,188.82
		8/24/2018		Amazon	Business Expenses	-45.36	27,488.82
		8/23/2018		SquareSpace	Subscriptions:squarespace	-139.09	27,534.18
		8/23/2018		We Work	Subscriptions:wework	-112.9	27,673.27
		8/23/2018		STRIPE TRANSFER	Business Income:music sumbmissions	3.58	27,786.17
		8/22/2018		SquareSpace	Subscriptions:squarespace	-66.73	27,782.59
		8/22/2018		SquareSpace	Subscriptions:squarespace	-26	27,849.32
		8/22/2018		Paypal Transfer	Business Income:Submithub	648	27,875.32
		8/21/2018		PayPal	Marketing & Advertising:the husk	-292.16	27,227.32
		8/21/2018		Echeck	Salaes Paid:Drew Salary	-300	27,519.48
		8/21/2018		Quicken	Subscriptions:Quicken	-70.69	27,819.48
		8/20/2018		Amazon	Business Expenses:Misc. Expense (Business)	-326.61	27,890.17
		8/17/2018		Echeck	Repurchase Of Shares	-10,000	28,216.78
		8/16/2018		Inst Xfer	Gifts & Donations:Charity	-3	38,216.78
		8/16/2018		Intuit	Subscriptions:Quickbooks	-10.63	38,219.78
		8/16/2018		Sqc Justin Alba	Contractor:Justin	-150	38,230.41
		8/15/2018		PayPal	Marketing & Advertising:the husk	-25	38,380.41
		8/15/2018		John	Home	-100	38,405.41
		8/14/2018		Design	Subscriptions:SAWA	-1,207.4	38,505.41
		8/14/2018		PayPal	Subscriptions:Watermark	-6.99	39,712.85
		8/14/2018		Echeck	Salary, Wages Paid:Drew Salary	-300	39,719.84
		8/13/2018		Echeck	Repurchase Of Shares	-10,000	40,019.84
		8/8/2018		Prime Trust Llc	Investment	50,000	50,019.84
		8/6/2018		Inst Xfer	Transfer	-142.5	19.84
		8/6/2018		PayPal	Marketing & Advertising:the husk	-20	162.34
		8/2/2018		Gsuite Cc	Subscriptions:g suite	-55	182.34
		8/2/2018		SquareSpace	Subscriptions:squarespace	-16	237.34
		8/1/2018		Republic Mugatu Ny	Business Expenses:Misc. Expense (Business)	-50	253.34
		8/1/2018		Facebook	Facebook	-119.59	303.34
		7/31/2018		Inst Xfer	Marketing & Advertising:the husk	-75	422.93
		7/31/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-4.03	497.93
		7/30/2018		Inst Xfer	github	-25	501.96
		7/26/2018		Inst Xfer	Marketing & Advertising:the husk	-1,000	526.96
		7/25/2018		Domino's Pizza	Business Expenses:Meals & Entertainment (Business)	-17.95	1,526.96
		7/25/2018		Paypal Transfer	Business Income:Submithub	481	1,544.91
		7/23/2018		SquareSpace	Subscriptions:squarespace	-26	1,063.91
		7/23/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-10.09	1,089.91
		7/19/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-300	1,100
		7/17/2018		Inst Xfer	Marketing & Advertising:the husk	-50	1,400
		7/16/2018		PayPal	Business Expenses:Misc. Expense (Business)	-9.99	1,450
		7/13/2018		Domino's Pizza	Business Expenses:Meals & Entertainment (Business)	-18.95	1,459.99
		7/12/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-240	1,478.94
		7/11/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-249.5	1,718.94
		7/10/2018		Paypal Transfer	Business Income:Submithub	290	1,968.44
		7/2/2018		Facebook	Marketing & Advertising:Facebook	-2.54	1,678.44
		7/2/2018		Svcsapp Cc	Subscriptions	-55	1,680.98
		7/2/2018		Facebook	Marketing & Advertising:Facebook	-158.13	1,735.98
		7/2/2018		SquareSpace	Subscriptions:squarespace	-16	1,894.11
		6/29/2018		Domino's Pizza	Business Expenses:Meals & Entertainment (Business)	-15.95	1,910.11
		6/28/2018		PayPal	Business Expenses:Misc. Expense (Business)	-20	1,926.06
		6/28/2018		Facebook	Marketing & Advertising:Facebook	-50	1,946.06
		6/27/2018		Instaaa Richmond Nel	Business Expenses:Misc. Expense (Business)	-39	1,996.06
		6/27/2018		International Fee Instaaa	Business Expenses:Misc. Expense (Business)	-1.56	2,035.06
		6/25/2018		PayPal	Marketing & Advertising:the husk	-49.6	2,036.62
		6/25/2018		Paypal Transfer	Business Income:Web Design	679	2,086.22
		6/22/2018		SquareSpace	Subscriptions:squarespace	-26	1,407.22
		6/22/2018		Paypal Transfer	Business Income:Submithub	347.91	1,433.22
		6/22/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-500	1,085.31
		6/18/2018		Domino's Pizza	Business Expenses:Meals & Entertainment (Business)	-26.96	1,585.31
		6/13/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-500	1,612.27
		6/7/2018		Susi Art Ma	Business Expenses:Merchandise	-232	2,112.27
		6/7/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-250	2,344.27
		6/5/2018		Venmo	Business Expenses:Misc. Expense (Business)	-10.3	2,594.27
		6/4/2018		Svcsapp Cc	Subscriptions	-55	2,604.57
		6/4/2018		Amazonprime Mem Ama	refund	12.99	2,659.57
		6/4/2018		Paypal Transfer	Business Income:Submithub	513	2,646.58
		6/4/2018		Paypal Transfer	Business Income:Web Design	2,000	2,133.58

3

		6/4/2018		PayPal	Contractor	-29.74	133.58
		6/4/2018		SquareSpace	Subscriptions:squarespace	-16	163.32
		6/4/2018		Venmo	Contractor:Justin	-30.9	179.32
		6/1/2018		Facebook	Marketing & Advertising:Facebook	-10.54	210.22
		6/1/2018		Amazon	Business Expenses:Misc. Expense (Business)	-12.99	220.76
		6/1/2018		Facebook	Marketing & Advertising:Facebook	-182.78	233.75
		5/29/2018		Domino's Pizza	Business Expenses:Meals & Entertainment (Business)	-24.36	416.53
		5/28/2018			Adjustment	1,044.1	440.89
		5/22/2018		SquareSpace	Business Expenses	-26	-603.21
		5/21/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-10.09	-577.21
		5/15/2018		STRIPE TRANSFER	Business Income:Submithub	27.12	-567.12
		5/15/2018		Inst Xfer	Salary, Wages Paid:Drew Salary	-250	-594.24
		5/14/2018		Inst Xfer	Business Expenses:Salary, Wages Paid	-39.45	-344.24
		5/14/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-50	-304.79
		5/4/2018		Paypal Transfer Paypal	Business Income:Submithub	390	-254.79
		5/2/2018		Svcsapp Cc	Subscriptions	-55	-644.79
		5/2/2018		SquareSpace	Subscriptions:squarespace	-16	-589.79
		5/2/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-5	-573.79
		5/1/2018		Domino's Pizza	Business Expenses:Meals & Entertainment (Business)	-8.06	-568.79
		5/1/2018		Facebook	Marketing & Advertising:Facebook	-10	-560.73
		4/30/2018		Amazon	Business Expenses:Misc. Expense (Business)	-12.99	-550.73
		4/23/2018		SquareSpace	Subscriptions:squarespace	-26	-537.74
		4/23/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-9.89	-511.74
		4/20/2018		Comcast	Bills & Utilities:Internet	-151.51	-501.85
		4/19/2018		Paypal Transfer Paypal	Business Income:Web Design	723	-350.34
		4/18/2018		Fiverr	Contractor:Fiverr	-47.25	-1,073.34
		4/18/2018		Upwork	Subscriptions:Upwork	-10	-1,026.09
		4/18/2018		Sqc Justin Alba	Contractor:Justin	-300	-1,016.09
		4/13/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-39.95	-716.09
		4/10/2018		Hubspot Ma Us	Subscriptions	-5.32	-676.14
		4/4/2018		Fiverr	Contractor:Fiverr	-26.25	-670.82
		4/4/2018		Incorporate.com De Inc	Subscriptions:incorporate	-235	-644.57
		4/3/2018		PayPal	Business Expenses:Misc. Expense (Business)	-39.09	-409.57
		4/2/2018		Google Apps	Subscriptions:google	-55	-370.48
		4/2/2018		Paypal Transfer Paypal	Business Income:Submithub	212	-315.48
		4/2/2018		SquareSpace	Subscriptions:squarespace	-16	-527.48
		3/27/2018		Alleynyc Transfer Amnts	Business Expenses:Misc. Expense (Business)	-1.68	-511.48
		3/26/2018		Moo.com Ri Us	Marketing & Advertising	-24.12	-509.8
		3/22/2018		SquareSpace	Subscriptions:squarespace	-26	-485.68
		3/21/2018		Alleynyc Transfer Amnts	Transfer	0.8	-459.68
		3/21/2018		Alleynyc Transfer Amnts	Transfer	0.88	-460.48
		3/20/2018		Paypal Transfer Paypal	Business Income:Web Design	941.7	-461.36
		3/19/2018		Upwork	Subscriptions:Upwork	-10	-1,403.06
		3/14/2018		PayPal	Business Expenses:Misc. Expense (Business)	-30	-1,393.06
		3/13/2018		SquareSpace	Subscriptions:squarespace	-173.24	-1,363.06
		3/13/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-39.95	-1,189.82
		3/12/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-19.24	-1,149.87
		3/12/2018		SquareSpace	Subscriptions:squarespace	-20	-1,130.63
		3/12/2018		Hubspot Ma Us	Subscriptions:Quicken	-5.32	-1,110.63
		3/12/2018		Foreign Transaction Fee	Fees & Charges:Service Fee	-4.28	-1,105.31
		3/12/2018		Squarestudio Gbr G	Subscriptions:squarespace	-107.1	-1,101.03
		3/7/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-50	-993.93
		3/7/2018		Amazon Web Serv	Business Income:Submithub	225.89	-943.93
		3/7/2018		Paypal Transfer Paypal	Business Income:Submithub	245	-1,169.82
		3/5/2018		Amazon	Business Expenses:Misc. Expense (Business)	-225.89	-1,414.82
		3/5/2018		Fiverr	Contractor:Fiverr	-21	-1,188.93
		3/2/2018		SquareSpace	Subscriptions:squarespace	-16	-1,167.93
		3/2/2018		Svcsapp Cc	Subscriptions:google	-55	-1,151.93
		3/1/2018		Facebook	Marketing & Advertising:Facebook	-97.84	-1,096.93
		2/22/2018		SquareSpace	Subscriptions:squarespace	-26	-999.09
		2/21/2018		Fiverr	Contractor:Fiverr	-42	-973.09
		2/21/2018		Inst Xfer	Marketing & Advertising:the husk	-10.09	-931.09
		2/20/2018		Paypal Transfer Paypal	Business Income:playlist push	76.5	-921
		2/20/2018		Upwork	Subscriptions:Upwork	-10	-997.5
		2/12/2018		SquareSpace	Subscriptions:squarespace	-20	-987.5
		2/12/2018		Hubspot Ma Us	Business Expenses:Misc. Expense (Business)	-5.32	-967.5
		2/5/2018		Paypal Transfer Paypal	Business Income:Submithub	208	-962.18

		2/2/2018		SquareSpace	Subscriptions:squarespace	-16	-1,170.18
		2/2/2018		Svcsapp Cc	Marketing & Advertising:the husk	-46.61	-1,154.18
		1/31/2018		Facebook	Marketing & Advertising:Facebook	-2.19	-1,107.57
		1/31/2018		Facebook	Marketing & Advertising:Facebook	-166.91	-1,105.38
		1/26/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-50	-938.47
		1/24/2018		Csc E File	Legal Services (Business)	-350	-888.47
		1/22/2018		SquareSpace	Subscriptions:squarespace	-16	-538.47
		1/22/2018		SquareSpace	Subscriptions:squarespace	-10	-522.47
		1/17/2018		Upwork	Subscriptions:Upwork	-10	-512.47
		1/16/2018		Inst Xfer	Business Expenses:Misc. Expense (Business)	-39.95	-502.47
		1/16/2018		Fiverr	Contractor:Fiverr	-26.25	-462.52
		1/16/2018		STRIPE TRANSFER	Marketing & Advertising:the husk	-20.32	-436.27
		1/16/2018		PayPal	Marketing & Advertising:the husk	-37.5	-415.95
		1/12/2018		Paypal Transfer Paypal	Business Income:Submithub	287.75	-378.45
		1/11/2018		SquareSpace	Subscriptions:squarespace	-20	-666.2
		1/10/2018		Hubspot Ma Us	Subscriptions:github	-5.32	-646.2
		1/2/2018		Facebook	Marketing & Advertising:Facebook	-56.61	-640.88
		1/2/2018		Svcsapp Cc	Subscriptions	-45	-584.27
		1/2/2018		SquareSpace	Subscriptions:squarespace	-16	-539.27
		1/1/2018		Opening balance adjust	Adjustment	-523.27	-523.27
Balance:							54811.2
Total Inflows:						103482.1	
Total Outflows:						-76091.5	
Net Total:							27390.6